EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Year Ended December 31,

Dollars in thousands	2004	2003	2003	2002	2001	2000		1999

Interest expense on long-term debt	$590	1,163	5,886	4,762	4,491	4,209		3,906

Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	1,581	811	4,492	1,075	0	0		0

Estimated interest within rental expense related to operating leases	189	171	879	860	803	730		794

Other interest expense and capitalized expenses related to indebtedness	77	134	688	516	284	212		466

Total fixed charges	$2,437	2,279	11,945	7,214	5,579	5,151		5,166

Income (loss) before income taxes and cumulative effect of accounting change	11,742	4,176	25,889	23,710	1,086	(2,972)		31,203
Plus fixed charges	2,437	2,279	11,945	7,214	5,579	5,151		5,166

Earnings	$14,179	6,455	37,834	30,924	6,665	2,179		36,369

Ratio of earnings to fixed charges(1)(2)	5.82	2.83	3.17	4.29	1.19	0.42	(3)	7.04

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(1)	We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)	For the purposes of this computation, earnings consist of income (loss) before income taxes and the cumulative effect of accounting change plus fixed charges. Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.

(3)	Due to the registrant’s loss before income taxes in 2000, the ratio coverage was less than 1:1. The registrant would need to have generated additional earnings of $2,972 to have achieved a coverage of 1:1.